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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2007

                        Commission File Number: 001-33356

                                   Gafisa S.A.
                 (Translation of registrant's name into English)

                      Av. Nacoes Unidas No. 4777, 9th floor
                            Sao Paulo, SP, 05477-000
                          Federative Republic of Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_|         No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_|         No  |X|

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes |_|         No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   Gafisa S.A.

                                TABLE OF CONTENTS

Item

  1 Communication dated November 07, 2007, regarding the earning release of 3Q07 e 9M07 results (long version).

  2 Communication dated November 07, 2007, regarding the earning release of 3Q07 e 9M07 results (short version).

                                    [GRAPHIC]

           Gafisa Reports Strong Third Quarter and Nine Month Results

 --- 3Q07 Launches Increase 119% to R$426 million and Pre-sales Increase 56% to
                                R$367 million ---

       --- Land Bank Grows 44% from Previous Quarter to R$8.9 billion ---

--- Company Updates 2007 Expectations for Launches and Provides 2008 Outlook ---

Sao Paulo, November 7, 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, today reported its financial results for the third quarter ended September 30, 2007 (3Q07) and nine months ended September 30, 2007 (9M07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa's stake (or participation) in its developments.

Commenting on results, Wilson Amaral, chief executive officer of Gafisa S.A. said, "We continue to see robust growth in the Brazilian housing industry and strong prospects for accelerated growth in the future driven by increased access to financing, especially in the lower income population segments. Through Fit Residencial and Bairro Novo, we are now creating the conditions to lead the housing industry in serving the lower income segment of the population which we believe will fuel long term-growth in the industry. And, while implementing these programs, we have continued to drive profitable growth across the organization."

Amaral continued, "I am very pleased with our third quarter and year to date financial and operating results. We are on track to meet our profitability targets and expect to exceed our earlier outlook for launches by year end 2007. We also expect significant growth in launches during 2008. Pre-sales, a strong indicator of Gafisa's ability to meet market demand, remain strong with year to date growth of 56%, reaching R$964 million, while EBITDA increased 77% during the same period."

IR Contact
Email: ir@gafisa.com.br
Tel: +55 (11) 3025-9297
IR Website:
www.gafisa.com.br/ir

3Q07 Earnings Results
Conference Call
Thursday, November 8, 2007

> In English
09:00am EST
12:00pm Brasilia Time
Phone: +1 (480) 293-1744
Code: 3797967
Replay: +1 (303) 590-3030
Code: 3797967

> In Portuguese
7:00am EST
10:00am Brasilia Time
Phone: +55 (11) 2188-0188
Code: Gafisa
Replay: +55 (11) 2188-0188
Code: Gafisa

Operating & Financial Highlights for the 3Q07

o Consolidated launches totaled R$426 million in 3Q07, a 119% increase over 3Q06.

o     Pre-sales were R$367 million in 3Q07, a 56% increase over 3Q06.

o Net operating revenues, recognized by the Percentage of Completion ("PoC") method, rose 91% to R$309 million from R$162 million in 3Q06.

o 3Q07 EBITDA reached R$48 million (15.5% EBITDA margin), a 61% increase compared to the R$30 million 3Q06 EBITDA (18.5% EBITDA margin). 9M07 EBITDA reached R$122 million (15.3% EBITDA margin) vs R$69 million (16.3% EBITDA margin) in the same period in 2006.

o Net Income was R$31 million (10% net margin), an increase of 12% compared with R$28 million in 3Q06 (17% net margin). 3Q07 EPS were R$.24, versus R$.27 in 3Q06. 9M07 adjusted net income was R$81 million (10.1% adjusted net margin) and 9M06 was R$60.4 million (14.2% adjusted net margin).

o The Backlog of Results to be recognized under the PoC method reached R$465 million, a 60% growth over 3Q06. The Backlog Margin to be recognized reached 38.5%.

o Gafisa joined 2 major indexes of Brazil's stock markets in addition to the MSCI emerging markets index, the Bovespa Index (Ibovespa) and IBrX-50, further strengthening our stock liquidity.

o Gafisa's land bank totaled R$8.9 billion, a 44% growth over 2Q07. Bairro Novo contributed with R$468 million.

CEO Commentary and Corporate Highlights for Fiscal 3Q07

As we near the end of 2007, I am pleased to reconfirm that we have put in place the appropriate strategies for long term profitable growth and market leadership. There are a number of important factors to be successful over the long term and some significant barriers to entry including, the proven ability to deliver the appropriate product to the consumer, a robust and geographically diverse land bank and long term access to capital. The underlying macroeconomic conditions are very favorable and we expect conditions to improve for long term housing expansion.

Increasing access to mortgage financing is fueling growth. Overall savings deposits, an important source of mortgage financing, increased 9.6% in the first nine months of 2007 as compared to the same period in 2006. This translated into an 81% increase in the amount of mortgages provided utilizing this source of funding over the same period. At the same time commercial banks are offering longer repayment terms and lower interest rates. Additionally, we are working closely with banks to streamline access to financing for our clients and intend to continue to play an important role in this process.

To date, we have created the infrastructure and teams to serve all segments of the population. Our long-established products, complimented by the acquisition of Alphaville earlier in the year, solidify our leadership position in serving the high and mid-high end of the population with a diverse product offering. In addition, we developed Fit Residencial to serve the low income market with increased access to financing through programs established by the Caixa Economica Federal (CEF) and commercial banks. We have already launched 3 projects in different geographies under the Fit brand. We also partnered with Odebrecht, one of Brazil's strongest construction and engineering players to put us in the best position to successfully develop the large scale housing and community infrastructure required to meet the needs of the low affordable entry level segment. We have already made substantial progress in this arena with a dedicated team in place, and a highly strategic initial land bank, which made it possible for us to accelerate the expected launch of our first project from the first half of 2008 to the end of the fourth quarter 2007.

Our strategy not only addresses segment diversification, but also geographic diversification. Gafisa's current land bank has grown to R$8.9 billion, 61% of which is located outside of Sao Paulo and Rio, distributed over 118 different sites. This land bank represents future developments in all our targeted demographic segments. The Gafisa brand, reputation and diverse product offering has helped attract excellent partners that complement us with local market knowledge and access to high quality land. Our recent acquisition of Cipesa, a leader in the Northeastern state of Alagoas is a strong example of the result of a successful partnership.

While pre-sales is a strong current indicator of our ability to deliver an appropriate product to our target consumers, it is our investment in human capital that will assure our on-going ability to execute and deliver the most appropriate products on the market. We have dedicated teams developing, executing and selling the products that serve unique market segments. And, through our trainee program, we are guaranteeing that we will have a steady flow of expertise into the future. Our trainee program is among the top three largest and most competitive across all industries in Brazil.

Finally, I am very pleased to say that we are exceeding our earlier expectations in terms of launches and that our new initiatives, namely Fit and Bairro Novo, are evolving as planned and will play an important role in the future of this company. With this in mind, we are updating our guidance on launches and now expect to deliver a potential sales value of R$1.9 billion for full year 2007 launches, and R$3 billion for 2008.

We intend to continue to fortify our leadership position as a diversified homebuilder with a focus on long term profitable growth.


Wilson Amaral
CEO - Gafisa S.A.

Recent Developments

Bairro Novo's land bank reached R$468 million in potential sales value: The Company now has a land bank of R$ 468 million and a professional management team in place focused on developing, managing and building the large scale Affordable Entry Level (AEL) projects in suburban areas. The company was inspired after the Mexican affordable housing model and will develop large standardized communities, complete with the necessary infrastructure. Given the quality of the land bank and certain permits that were already in place, we now expect to launch Bairro Novo's first project by the end of Q407 rather than in the first half of 2008. This project will be in the city of Cotia, in the state of Sao Paulo, in a 436 thousand square meter piece of land that will have a total of around 2,300 units (Gafisa's stake is 50% of this). The project will be divided into 5 launching phases and the first should bring a potential sales value of R$ 15 million to Gafisa. Bairro Novo's first project will have an important role for developing the company's future strategy since we will be able to test many hypotheses regarding the product, the financing, and the marketing, consolidating our knowledge on this new and highly promising market.

Acquisition of Cipesa expands Gafisa reach in Northeast: At the end of October, Gafisa announced that it acquired a 70% stake in Cipesa, the leading homebuilder in the state of Alagoas. This acquisition strengthens the Company's long-term position in the North and Northeast and adds approximately R$1.1 billion in land bank on a consolidated basis to Gafisa. The two companies have worked together since 2006 and under the current partnership agreement plan to launch R$109 MM of new developments by the end of 2007. Gafisa and Cipesa will create a new company ("Cipesa Empreendimentos Imobiliarios") to be 70% owned by Gafisa and 30% owned by Cipesa, and this new entity will serve as the sole vehicle for Gafisa and Cipesa to develop projects in the states of Alagoas and Sergipe.

Fit Residencial increases its national footprint: With a land bank of R$560 million in potential sales value, Fit Residencial is leveraging Gafisa's existing national relationships and expanding its footprint throughout Brazil. With the launch of Fit Coqueiro in Belem in the state of Para and Fit Citta in Salvador in the state of Bahia, FIT is providing local Gafisa partners with an entry strategy into the affordable entry level segment while building on Gafisa's overall strategy of segment and geographic diversification and closing deals with new partners.

Gafisa joins key Brazilian and emerging markets indices: In September Gafisa joined the Bovespa Index (Ibovespa), the main indicator of the Brazilian stock market's average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BOVESPA's most actively traded securities. Additionally, the Company is part of the MSCI Emerging Markets Index which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, Gafisa's stock has expanded opportunity for increased liquidity. Prior to joining the indices Gafisa traded a daily average of R$38.1 million (or 1.3 million shares) and after joining the indices it increased an average R$57.4 million (or 2.1 million shares).

                                   [GRAPHIC]

Operating and Financial Highlights                              3Q07         3Q06     Chg (%)      9M07        9M06      Chg (%)
                                                            -----------  -----------  -------  -----------  ----------  --------
Project Launches (R$000) (% Gafisa)                             425,727      193,984     119%    1,199,546     630,223      90%
Project Launches (R$000) (including partners stakes)            616,171      243,050     154%    1,639,964     777,270     111%
Project Launches (Units) (including partners stakes)              2,918          613     376%        7,479       2,349     218%
Average Project Launch Price (R$/sq.m) (100% without lots)        2,333        2,760     -15%        2,498       2,943     -15%
Pre-Sales (R$000) (% Gafisa)                                    366,912      235,337      56%      964,183     616,542      56%
Sales from current project launches (R$000) (% Gafisa)          270,512      155,501      74%      570,033     341,664      67%
Sales from inventory (R$000) (% Gafisa)                          96,400       79,836      21%      394,150     274,878      43%
Pre-Sales (R$000) (including partners stakes)                   503,053      271,981      85%    1,248,577     708,157      76%
Pre-Sales (Units) (including partners stakes)                     1,962          896     119%        4,954       2,328     113%
Average Sales Price (R$/sq.m) (100% without lots)                 3,028        2,769       9%        2,876       2,811       2%

Net Operating Revenues                                          308,555      161,542      91%      799,418     425,560      88%
Gross Profits                                                    92,733       56,646      64%      240,774     130,695      84%
Gross Margin                                                       30.1%        35.1%  -5.01pp        30.1%       30.7%  -0.59pp
EBITDA                                                           47,849       29,807      61%      122,472      69,241      77%
 EBITDA Margin                                                     15.5%        18.5%  -2.94pp        15.3%       16.3%  -0.95pp
Extraordinary Expenses                                               --           --      --        30,174      29,176       3%
Adjusted Net Income                                              30,939       27,667      12%       80,696      60,436      34%
Adjusted Net Margin                                                10,0%        17,1%   -7.1pp        10.1%       14.2%  -4.11pp
Adjusted Earnings per Share                                        0.24         0.27     -11%         0.65        0.61       6%
Average number of shares, basic                             129,258,353  103,111,609      25%  123,713,380  98,663,074      25%

Backlog of Revenues                                               1,209          666      82%
Backlog of Results                                                  465          291      60%
Backlog Margin(1)                                                 38.48%       43.67%  -5.18pp

Net Debt (Cash)                                                   4,455      (78,724)   -106%
Cash                                                            372,092      330,206      13%
Shareholders' Equity                                          1,493,361      809,802      84%
Total Assets                                                  2,417,273    1,348,111      79%

Note: (1) In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

                                    [GRAPHIC]

Project Launches and Pre-Sales

Gafisa's project launches increased 90%, from R$630 million in 9M06 to R$1,200 million in 9M07. Following our strategy of diversification into high-potential, less explored markets, during 3Q07 Gafisa launched in Curitiba (in the state of Parana), Belem (in the state of Para), and Maceio (in the state of Alagoas); Fit Residencial launched in Salvador (in the state of Bahia) and in Belem (in the state of Para); and AlphaVille launched in Sao Luis (in the state of Maranhao). In 9M07, 51% of the launches were in new markets.

The decrease in the average price per square meter for the developments launched during 3Q07 (R$2,333, compared to R$2,760 during the same period in 2006) is due to entrance of Fit Residencial. Without Fit the the average price per square meter for 3Q07 would be R$3,154 representing a growth of 14.3% compared to the same period last year.

The tables below detail new projects launched in the third quarter and the first 9 months of 2007:

Table 1 - Launches 3Q07

                                                    Launching price (R$/sq.m)      Launching (usable area - sq.m)
                   Launches (R$000) (% Gafisa)                (100%)                           (100%)
                 -------------------------------   ---------------------------   ----------------------------------
   Segments        3Q07      3Q06    3Q07 x 3Q06    3Q07    3Q06   3Q07 x 3Q06       3Q07       3Q06    3Q07 x 3Q06
--------------   -------------------------------   ---------------------------   ----------------------------------
      HIG        143,634    47,432       203%      4,120   3,623        14%         34,864     16,364        113%
      MHI        111,477    24,294       359%      2,732   2,850        -4%         62,587      8,523        634%
      MID         43,444   157,452       -72%      2,788   2,563         9%         19,852     75,942        -74%
   AEL (FIT)      44,988        --        NA       1,078      NA        NA          76,819         --         NA
      LOT         82,184   (35,194)     -334%        140      NA        NA       1,170,330   (122,740)      1054%
      COM             --        --        NA          NA      NA        NA              --         --         NA
--------------   -------------------------------   ---------------------------   ----------------------------------
     TOTAL       425,727   193,984       119%      2,333   2,760       -15%      1,364,452    (21,911)      6327%
--------------   -------------------------------   ---------------------------   ----------------------------------

Table 2 - Launches by Region 3Q07
                 -------------------------------   ---------------------------   ----------------------------------
 Geog. Region      3Q07      3Q06    3Q07 x 3Q06                                     3Q07       3Q06    3Q07 x 3Q06
--------------   -------------------------------   ----------------------------------------------------------------
   Sao Paulo     150,946   100,759        50%      4,120   2,521        63%        709,861     39,967       1676%
Rio de Janeiro    87,312    66,917        30%      2,750   3,178       -13%        329,573     24,785       1230%
  New Markets    187,468    61,501       205%      1,850   2,736       -32%        325,018     36,077        801%
 Novo Portinho        NA   -35,194        NA          --      --        --              --   (122,740)        --
--------------   -------------------------------   ---------------------------   ----------------------------------
     TOTAL       425,727   193,984       119%      2,333   2,760       -15%      1,364,452    (21,911)      6327%
--------------   -------------------------------   ---------------------------   ----------------------------------

Table 3 - Launches YTD

                                                     Launching price (R$/sq.m)      Launching (usable area - sq.m)
                   Launches (R$000) (% Gafisa)               (100%)                           (100%)
                 ---------------------------------   ----------------------------   ---------------------------------
   Segments         9M07       9M06    9M07 x 9M06    9M07    9M06   9M07 x 9M06       9M07       9M06    9M07 x 9M06
--------------   ---------------------------------   ----------------------------   ---------------------------------
      HIG          143,634   129,829         11%     4,120   3,712         11%         34,864    38,172        -9%
      MHI          288,266   196,428         47%     2,984   3,241         -8%        144,174    83,641         72%
      MID          585,395   257,165        128%     2,474   2,427          2%        300,888   124,046        143%
      AEL           65,049     6,983        832%     1,175   1,808        -35%         90,208     3,862       2236%
      LOT          117,202     7,109       1549%       155     265        -42%      1,395,599    89,260       1464%
      COM               --    32,709         NA         NA   5,169         NA              --     6,328       -100%
--------------   ---------------------------------   ----------------------------   ---------------------------------
     TOTAL       1,199,546   630,223         90%     2,498   2,943        -15%      1,965,732   345,309        469%
--------------   ---------------------------------   ----------------------------   ---------------------------------

Table 4 - Launches by Region YTD

 Geog. Region       9M07       9M06    9M07 x 9M06     9M07      9M06    9M07 x 9M06      9M07       9M06    9M07 x 9M06
--------------   ---------------------------------   -------------------------------   ---------------------------------
   Sao Paulo       372,148   257,188        45%        2,734    2,988        -8%         820,310   101,227         710%
Rio de Janeiro     221,094   204,712         8%        2,962    3,482       -15%         390,823    70,640         453%
  New Markets      606,303   203,517       198%        2,296    2,437        -6%         754,599   296,181         155%
 Novo Portinho                              NA       (35,194)      NA         NA              NA        NA    (122,740)
--------------   ---------------------------------   -------------------------------   ---------------------------------
     TOTAL       1,199,546   630,223        90%        2,498    2,943       -15%       1,965,732   345,309         469%
--------------   ---------------------------------   -------------------------------   ---------------------------------

                                    [GRAPHIC]

Pre-sales increased by 56% for Q307 to R$366.9 million from R$235.3 million at Q306. For the 9M07 period increased 56% to R$964.2 compared to R$616.5 million during the same period in 2006. We have been experiencing very high overall sales velocity, even in the face of more intense competition, especially in the more traditional markets such as Sao Paulo and Rio de Janeiro.

Our diversification strategy is showing strong results, as we continue to launch and sell quickly in new markets as well. Our pre-sales in new markets increased 181%, and accounted for 44.9% of our total pre-sales in 3Q07.

In 3Q07, 58.6% of our pre-sales came from Gafisa's core business in the mid
(MID) and mid-high (MHI) segments, while 39.3% came from LOTS and high income
(HIG), affordable entry level (AEL) and commercial (COM) accounted for the remaining 2,0%. The large growth in the HIG and LOT segments refers to the launch of Supremo in the city of Sao Paulo and to the launches from AlphaVille. The real estate market is benefiting from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages and this is positively impacting our ability to sell our products.

The tables below set forth a detailed breakdown of our pre-sales for the third quarter and the first nine months of 2007:

Table 5 - 3Q07 Pre-Sales by Segment

                                                Sales price (R$/sq.m)       Pre-Sales - usable area (sq.m)
             Pre-Sales (R$000) (%Gafisa)                (100%)                          (100%)
           -------------------------------   ---------------------------   -------------------------------
Segments     3Q07      3Q06    3Q07 x 3Q06    3Q07   3Q06    3Q07 x 3Q06     3Q07      3Q06    3Q07 x 3Q06
--------   -------------------------------   ---------------------------   ------------------------------
HIG         60,422    14,000       332%       3,890   4,072        -4%      15,687     3,896       303%
MHI        129,862    71,349        82%       3,047   3,180        -4%      61,564    28,509       116%
MID         85,226   131,669       -35%       2,728   2,524         8%      40,137    56,607       -29%
AEL          4,783     4,546         5%       1,758   1,660         6%       2,857     2,738         4%
LOT         83,905    13,301       531%       1,316     734        79%     436,639    23,718      1741%
COM          2,713       472       475%       4,293   3,248        32%         759       207       267%
--------   -------------------------------   ---------------------------   -----------------------------
TOTAL      366,912   235,337        56%       3,028   2,769         9%     557,642   115,675       382%
--------   -------------------------------   ---------------------------   -----------------------------

Table 6 - 3Q07 - Pre-Sales by Region

Geog. Region       3Q07      3Q06    3Q07 x 3Q06    3Q07    3Q06   3Q07 x 3Q06     3Q07     3Q06     3Q07 x 3Q06
--------------   -------------------------------   ---------------------------   -------------------------------
Sao Paulo        134,098   112,758        19%       3,117   2,712       15%        48,151    43,508       11%
Rio de Janeiro    68,147    63,925         7%       3,143   3,136        0%       182,749    32,961      454%
New Markets      164,667    58,654       181%       2,850   2,560       11%       326,741    39,206      733%
--------------   -------------------------------   ---------------------------   -------------------------------
TOTAL            366,912   235,337        56%       3,028   2,769        9%       557,642   115,675      382%
--------------   -------------------------------   ---------------------------   -------------------------------

Table 7 - 2Q07 Pre-Sales by Launch Year

Launching year         3Q07      3Q06    3Q07 x 3Q06    3Q07    3Q06   3Q07 x 3Q06     3Q07     3Q06     3Q07 x 3Q06
------------------   -------------------------------   ---------------------------   -------------------------------
Launches from 2007   270,512        --        NA       2,974      --       NA        424,386        --       NA
Launches from 2006    48,863   155,501       -69%      3,110   2,640       18%        45,354    67,432      -33%
Launches from 2005    47,537    79,836       -40%      3,638   3,130       NA         87,902    48,243       NA
------------------   -------------------------------   ---------------------------   -------------------------------
TOTAL                366,912   235,337        56%       3,028  2,769        9%       557,642   115,675      382%
------------------   -------------------------------   ---------------------------   -------------------------------

Note: (1) For information about segmentation refer to the glossary in the end of this report. (2) Fit Residencial recognizes sales only after the client has received the final approval by Caixa Economica Federal.

Table 8 - 9M07 Pre-Sales by Segment

                                                Sales price (R$/sq.m)        Pre-Sales - usable area (sq.m)
             Pre-Sales (R$000) (%Gafisa)                (100%)                           (100%)
           -------------------------------   ---------------------------   ---------------------------------
Segments    9M07      9M06     9M07 x 9M06    9M07    9M06   9M07 x 9M06      9M07       9M06    9M07 x 9M06
------------------------------------------   ---------------------------   ---------------------------------
HIG        106,700    79,028        35%      3,813   3,895       -2%          28,288    20,767        36%
MHI        240,896   231,110         4%      3,144   3,229       -3%         106,530    90,483        18%
MID        439,422   229,879        91%      2,614   2,380       10%         212,967   103,597       106%
AEL         20,604    29,188       -29%      1,909   1,481       29%          11,392    19,797       -42%
LOT        130,024    22,278       484%        264     713      -63%         705,786    45,974      1435%
COM        26,536     25,059         6%      5,076   4,733        7%           5,348     5,581        -4%
--------   -------------------------------------------------------------   ---------------------------------
TOTAL      964,183   616,542        56%      2,876   2,811        2%       1,070,311   286,199       274%
--------   -------------------------------   ---------------------------   ---------------------------------

Table 9 - 9M07 - Pre-Sales by Region

Geog. Region      9M07      9M06     9M07 x 9M06    9M07    9M06   9M07 x 9M06      9M07       9M06    9M07 x 9M06
------------------------------------------------------------------------------------------------------------------
Sao Paulo        369,128   339,096         9%      2,857   2,824       1%         151,428    129,961       17%
Rio de Janeiro   112,470   159,291       -29%      3,043   3,131      -3%         223,690     72,472      209%
New Markets      482,585   118,156       308%      2,840   2,414      18%         695,193     83,767      730%
------------------------------------------------------------------------------------------------------------------
TOTAL            964,183   616,542        56%      2,876   2,811       2%        1,070,311   286,199      274%
------------------------------------------------------------------------------------------------------------------

                                    [GRAPHIC]

Table 10 - 9M07 Pre-Sales by Launch Year

Launching year         9M07      9M06    9M07 x 9M06    9M07    9M06   9M07 x 9M06      9M07       9M06    9M07 x 9M06
------------------   -------------------------------   ---------------------------   ---------------------------------
Launches from 2007   570,033        --        NA        2,760      --       NA          661,730        --        NA
Launches from 2006   249,124   341,664       -27%       3,029   3,020        0%         142,001   131,594         8%
Launches from 2005   145,026   274,878       -47%       3,211   2,559       NA          266,580   154,605        72%
                     -------------------------------   ---------------------------   ---------------------------------
TOTAL                964,183   616,542        56%       2,876   2,811        2%       1,070,311   286,199       274%
                     ===============================   ===========================   =================================

Operations

Gafisa now has 93 projects under construction in 15 different states. With a strong record of managing multiple construction sites spread over a wide geographical area, we believe Gafisa is uniquely positioned to deliver on an aggressive launch strategy.

Gafisa performs exceptionally well throughout all phases of our business cycle. We have a proven track record of delivering high quality standards on projects within budgeted construction costs and, in line with planned schedules. As the most geographically diversified homebuilder in Brazil we have built the know-how required to deliver quality projects in regions where challenges existed. For example, we have taught local service providers how to deliver materials that fit our quality standards. Furthermore, our integrated systems and solid controls have also supported our ability to continue to manage numerous construction sites all over the country in a high growth environment

Land Reserves

Consistent with our established land bank policies, the Company owns approximately R$8.9 billion in its land bank composed of 118 different sites. The land bank totals 17.3 million square meters, which is equivalent to 79,684 units.

We have added the land bank owned by Bairro Novo and Cipesa. Bairro Novos's land bank totals R$468 million, which is equivalent to 0.7 million square meters, and 15,260 units. Cipesa's land bank totals R$1,098 million, which is equivalent to
1.572 million square meters, and 5,342 potential units.

In accordance with our land bank diversification strategy, at the end of the quarter 61% of the consolidated land bank was outside of Rio de Janeiro and Sao Paulo. Our land bank reflects our strategy of servicing all segments of the homebuyer market. One of our goals going forward is to continue increasing Fit Residencial and Bairro Novo's land banks aimed at the Affordable Entry Level segment and the Low Affordable Entry Level segment, respectively.

The tables below show a detailed breakdown of our current land bank:

Table 11 - Lanbank Gafisa

                 Future                   Usable              Potential Units 100%                  Potential Units % Gafisa
                  Sales    % acquired      Area      --------------------------------------   --------------------------------------
                 (R$MM)   through swap   '000 sqm     HIGH   MID & MHI    AEL    COM & LOTS    HIGH   MID & MHI    AEL    COM & LOTS
                 ---------------------------------   --------------------------------------   --------------------------------------
Sao Paulo         1,178       41.0%         338        687     1,838        --        10        627     1,838        --        10
Rio de Janeiro      605       86.2%         267        641       264        --       274        494       230        --       219
New Markets       3,402       70.1%       3,051        480    10,500     1,772     2,563        269     8,451     1,240     1,660
                 ---------------------------------   --------------------------------------   --------------------------------------
Total             5,185       69.6%       3,656      1,808    12,602     1,772     2,847      1,390    10,519     1,240     1,890
                 =================================   ======================================   ======================================
% of Total                                              10%       66%        9%       15%         7%       55%        7%       10%
                                                     ======================================   ======================================

                                    [GRAPHIC]

Table 12 - Land Bank FIT

                                                             Potential   Potential
                 Future Sales    % acquired    Usable Area     Units       Units
                    (R$MM)      through swap     '000 sqm       100%       % FIT
                 -----------------------------------------------------------------
Sao Paulo             116            0.0%          110         2,382     1,521
Rio de Janeiro         --            0.0%           --            --        --
New Markets           444           17.5%          288         5,323     4,717
                 -----------------------------------------------------------------
Total                 560           12.7%          399         7,705     6,238
                 =================================================================

Table 13 - Land Bank Alphaville (AUSA)

                                    % of
                                  landbank                   Potential   Potential
                 Future Sales     acquired     Usable Area     Units       Units
                    (R$MM)      through swap     '000 sqm       100%      % AUSA
                 -----------------------------------------------------------------
Sao Paulo            1,087          98.5%          5,946       16,076       9,472
Rio de Janeiro         131         100.0%            449        1,120         630
New Markets          1,430          95.2%          6,148       20,494      10,797
                 -----------------------------------------------------------------
Total                2,648          97.2%         12,543       37,690      20,899
                 =================================================================

Table 14 - Land Bank Bairro Novo (BN)

                                    % of
                                  landbank                   Potential   Potential
                 Future Sales     acquired     Usable Area     Units       Units
                    (RMM)       through swap     '000 sqm       100%       % BN
                 -----------------------------------------------------------------
Sao Paulo              75            0.0%           11          2,368      1,184
Rio de Janeiro        230           80.7%          395          7,492      3,746
New Markets           163           81.9%          258          5,400      2,700
                 -----------------------------------------------------------------
Total                 468           66.1%          664         15,260      7,630
                 =================================================================

Table 15 - Total Land Bank

                                    % of                                 Potential
                                  landbank                   Potential     Units
                 Future Sales     acquired     Usable Area     Units      Company
                    (R$MM)      through swap     '000 sqm       100%       stake
                 -----------------------------------------------------------------
Total                8,861          84.2%         17,261       79,684      49,805
                 =================================================================

3Q07 - Revenues

Total net operating revenue for the three months ending September 30, 2007 rose 91% to R$308.6 million from R$161.5 million during the same period of the previous year. This growth was primarily due to the recognition of higher pre-sales from previous periods.

Revenues for 9M07 reached R$799.4 million, a growth of 87.9% compared to the same period last year.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

                                    [GRAPHIC]

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 16 - Pre-sales x Recognized revenues

                                             3Q07                                                3Q06
                      -------------------------------------------------   -------------------------------------------------
                      Pre-Sales   % of Total   Revenues   % of Revenues   Pre-Sales   % of Total   Revenues   % of Revenues
                      -------------------------------------------------   -------------------------------------------------
Launched in 2007       270,512       73.7%       68,801        22.3%
Launched in 2006        48,863       13.3%       92,940        30.1%       155,501       66.1%       32,179       19.9%
Launched in 2005        23,282        6.3%      103,983        33.7%        45,775       19.5%       47,282       29.3%
Launched up to 2004     24,255        6.6%       42,829        13.9%        34,061       14.5%       82,081       50.8%
                      -------------------------------------------------   -------------------------------------------------
TOTAL                  366,912      100.0%      308,554       100.0%       235,337      100.0%      161,542      100.0%
                      =================================================   =================================================

Table 17 - Pre-sales x Recognized revenues

                                             9M07                                                9M06
                      -------------------------------------------------   -------------------------------------------------
                      Pre-Sales   % of Total   Revenues   % of Revenues   Pre-Sales   % of Total   Revenues   % of Revenues
                      -------------------------------------------------   -------------------------------------------------
Launched in 2007       570,033       59.1%       84,866        10.6%
Launched in 2006       249,124       25.8%      230,010        28.8%       341,664       55.4%       50,347       11.8%
Launched in 2005        81,046        8.4%      333,063        41.7%       174,369       28.3%      106,623       25.1%
Launched up to 2004     63,980        6.6%      151,480        18.9%       100,509       16.3%      268,590       63.1%
                      -------------------------------------------------   -------------------------------------------------
TOTAL                  964,183      100.0%      799,419       100.0%       616,542      100.0%      425,560      100.0%
                      =================================================   =================================================

3Q07 - Gross Profits

Gross profits for 3Q07 totaled R$92.7 million (R$240.8 million for 9M07), an increase of 63.7% compared to the third quarter of 2006 (84.2% versus 9M06). The gross margin for 3Q07 was 30.1% (30.1% for 9M07), 500 basis points (bps) lower than the same period of 2006 (60bps less than 9M06).

It is important to mention that 3Q06 gross profits benefited from R$10 million in additional revenue (6.2% of 3Q06 net revenues) that came from higher interest inflows from accounts receivables.

3Q07 - Selling, General, and Administrative Expenses (SG&A)

Our aggressive growth strategy and investment in infrastructure for future growth leads to higher G&A expenses. 3Q07 growth as compared to 3Q06, is due to the consolidation of AlphaVille (R$4.8 million), and the ramp-up of Fit Residencial (R$2.4 million). Additionally, bonus provisions (R$5.9 million), which were previously accrued at year end and are part of the G&A expenses now accrued on a quarterly basis.

It is more appropriate to track SG&A expenses with the company's launches, than with revenues, as Gafisa expenses SG&A on a cash basis, and revenue recognition follows the percentage of completion method.

As can be seen on the table below, we have gained productivity in terms of selling expenses. We hope to dilute the G&A from our new initiatives soon, as these initiatives begin to contribute to our consolidated business with the revenues from their projects.

Table 18 - SG&A expenses

                               3Q07     3Q06
                              ---------------
Selling Expenses              18,941   15,874
G&A Expenses                  28,173   11,900
SG&A                          47,114   27,774

                                9M07     9M06
                              ----------------
Selling Expenses               48,277   35,586
G&A Expenses                   74,453   28,522
SG&A                          122,730   64,108

                               3Q07     3Q06
                              ---------------
Selling Expenses / Launches     4.4%     8.2%
G&A Expenses / Launches         6.6%     6.1%
SG&A / Launches                11.1%    14.3%

                                9M07     9M06
                              ----------------
Selling Expenses / Launches     4.0%     5.6%
G&A Expenses / Launches         6.2%     4.5%
SG&A / Launches                10.2%    10.2%

                                    [GRAPHIC]

3Q07 - EBITDA

EBITDA for 3Q07 totaled R$47.8 million (R$122.5 million for the 9M07 period), 61% higher than the R$29.8 million in 3Q06 (77% higher than the R$ 69.2 million in 3Q06). As a percentage of net revenues, EBITDA decreased from 18.5% in 3Q06 to 15.5% in the 3Q07 (15.3% in 9M07 versus 16.3% in 9M06).

As we recognize 100% of expenses as they are incurred, but use the PoC method to recognize revenues, SG&A expense increases in advance of the revenues and has a material impact on our current EBITDA. As previously discussed, our aggressive growth strategy and investment in the requisite infrastructure for sustained long term growth led to higher SG&A expenses. Please refer to the 4Q06 Earnings Release for a detailed description of the SG&A accounting.

It is also important to mention that, starting in 2007, we are accruing our bonus provision on a quarterly basis. During 2006 we provisioned the yearly bonus fully in the last quarter, strongly impacting the quarter's EBITDA. The impact in 2007 will be distributed in all four quarters, with an R$5.9 million provision in 3Q07, which represents 1.9% of net revenues.

In order to make these impacts clearer, we have simulated what our EBITDA would look like under certain scenarios:

Table 19 - % of Net Revenues Taken from EBITDA Margin from:

                                 3Q07   9M07
                                 -----------
Bonus Provision                  1.9%   1.8%
Fit's EBITDA                     0.9%   0.8%
Not deferring selling expenses   2.0%   1.4%
                                 -----------
Total                            4.8%   3.9%
                                 ===========

EBITDA Margin Without the Effect of:

                                 3Q07   9M07
                                 -----------
Bonus Provision                  17.4%  17.1%
Fit's EBITDA                     16.4%  16.1%
Not deferring selling expenses   17.5%  16.7%
                                 -----------
Total                            20.3%  19.3%
                                 ===========

The above simulation's intent is to illustrate the impact our strategy of creating a start-up company to access the low-income market, as well as our chosen accounting methods would have on our EBITDA. Nevertheless, our correct EBITDA figures are the ones published on our financial statements.

3Q07 - Depreciation and Amortization

Depreciation and amortization in 3Q07 amounted to R$2.0 million, an increase of 116.3% compared to the R$0.9 million in 3Q06. In the 9M07 period, depreciation and amortization amounted to R$12.6 million (of which R$7.5 million are from the amortization of the goodwill generated from the AlphaVille acquisition), an increase of 373.9% compared to the R$2.7 million in 9M06

In regards to the amortization of the goodwill generated from the AlphaVille acquisition, it is important to mention that we used a linear calculation for the 1Q07 and 2Q07 results. For 3Q07 and 4Q07 this figure will be equal to zero, and from 1Q08 on we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7   Year 8   Year 9   Year 10
----------------------------------------------------------------------------------------
 4.49%    6.28%    7.22%   10.11%   11.52%   14.02%   11.78%   11.67%   11.45%    11.46%

                                    [GRAPHIC]

3Q07 - Financial Results

Net financial results totaled a negative R$ 3.4 million in 3Q07 (negative R$15.0 million for the 9M07 period) compared to a negative R$ 0.5 million in 3Q06 (negative R$3.4 million in 9M06). Financial expenses during 3Q07 totaled R$15 million in 3Q07 (9M07 totaled R$50.3 million), an increase of 7.5% over R$ 13.9 million in 3Q06 (R$44.2 million in 9M06). Financial income decreased from R$
13.4 million in 3Q06 (R$40.7 million in 9M06) to R$ 11.5 million in 3Q07 (R$35.3 million in 9M07), primarily due to the effect in cash and cash equivalents of the lower interest rates.

3Q07 - Income Taxes

Net income taxes and social contribution for 3Q07 amounted to R$8.7 million (R$7.9 million in 9M07) versus R$0.7 million in same period of last year (R$ 2.7 million in 9M06). The lower figures in 2006 were mainly because of tax credits.

3Q07 - Net Income and Earnings per Share

Net income for 3Q07 was R$30.9 million (10.0% of net revenues), R$3.2 million or 11.8% higher than the net income of R$27.7 million (17.1% of net revenues) registered in the same period of 2006.

For the 9M07 figure, adjusted net income was R$80.7 million in 2007, versus R$60.4 million in 2006, with 10.1% and 14.2% adjusted net margins, respectively.

Net earnings per share was R$0.24 in 3Q07 (R$0.65 for the 9M07 period) compared to net earnings per share of R$0.27 in 3Q06 (R$0.61 for the 9M06 period). Basic weighted average shares outstanding were 129 million in 3Q07 and 103 million in 3Q06.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$465 million in 3Q07, R$175 million higher than the 3Q06 and R$46 million more than 2Q07.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 20 - Revenues and results to be recognized (R$000)

(for  the period end)                                   3Q07      2Q07    3Q06(1)   3Q07 x 2Q07   3Q07 x 3Q06
---------------------------------------------------   -------------------------------------------------------
Sales to be recognized--end of period                 1,208.6   1,100.2    665.7        9.9%         81.6%
Cost of units sold to be recognized - end of period    (743.5)   (681.4)  (375.0)       9.1%         98.3%
Backlog of Results to be recognized                     465.2     418.8    290.7      11.07%        60.02%
Backlog Margin - yet to be recognized                    38.5%     38.1%    43.7%       0.4 pp       -5.2 pp

Note: (1) In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

                                    [GRAPHIC]

Balance Sheet

Cash and Cash Equivalents

On September 30 2007, cash and cash equivalents were equal to R$372 million, 25% lower than June 30, 2007 R$496 million, and 13% higher than 3Q06's R$330 million.

Accounts Receivables

Accounts receivable increased 89% to R$2 billion in September 2007 when compared to the R$1.1 billion figure of 3Q06, and 14% compared to the R$1.7 billion that was registered in June 2007. In 3Q07, receivables of completed units (post-completion receivables) reached R$304 million or 15% of the total accounts receivables.

Table 21 - Accounts Receivables from Clients

Real estate development receivables:      3Q07        3Q06        2Q07     3Q07 x 3Q06   3Q07 x 2Q07
------------------------------------   -------------------------------------------------------------
Current                                  458,936     356,370     411,256      28.78%        11.59%
Long-term                                384,934      72,852     316,057     428.38%        21.79%
                                       -------------------------------------------------------------
Total                                    843,870     429,222     727,313      96.60%        16.03%
                                       =============================================================

Receivables to be recognized on our balance sheet according to PoC method and BRGAAP (for more details, see note 5 on our Financial Statements:

                                          3Q07        3Q06        2Q07     3Q07 x 3Q06   3Q07 x 2Q07
                                       -------------------------------------------------------------
Current                                  397,491      81,054     270,288     390.40%        47.06%
Long-term                                793,972     567,732     793,470      39.85%         0.06%
                                       -------------------------------------------------------------
Total                                  1,191,463     648,786   1,063,758      83.64%        12.01%
                                       =============================================================
Total Accounts Receivables             2,035,333   1,078,008   1,791,071      88.80%        13.64%
                                       =============================================================

Inventory (Properties for Sale)

Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory increased to R$709.1 million in 3Q07, an increase of 85.0% as compared to the R$383.1 million registered in 3Q06 due to recent land acquisitions in cash (more details in the "Land Reserves" section of this report) and developments under construction. It is important to note that the increase in units completed is due to the consolidation of AlphaVille.

The tables below details inventory for the 3Q07:

Table 22 - Inventory

                                  3Q07      2Q07      3Q06    3Q07 x 2Q07   3Q07 x 3Q06
                                -------------------------------------------------------
Land                            290,129   187,257   100,528      54,9%        188,6%
Properties under construction   380,362   351,753   237,183       8,1%         60,4%
Units completed                  38,624    55,003    45,425     -29,8%        -15,0%
                                -------------------------------------------------------
Total                           709,115   594,013   383,136      54,9%        188,6%
                                =======================================================

The table below details inventory at market value for the 3Q07:

Table 23 - Inventory at market value:

Segments            3Q07        2Q07       3Q06    3Q07 x 2Q07   3Q07 x 3Q06
--------------   -----------------------------------------------------------
HIG                153,944      69,856   148,833      120%            3%
MHI                357,001     375,429   229,250       -5%           56%
MID                347,258     385,465   155,451      -10%          123%
AEL                 52,281      10,549     9,359      396%          459%
LOT                204,583     157,182    28,110       30%          628%
COM                 13,074      15,760   116,928      -17%          -89%
                 -----------------------------------------------------------
TOTAL            1,128,140   1,014,242   687,930       11%           64%
                 ===========================================================

Geog. Region        3Q07        2Q07       3Q06    2Q07 x 1Q07   2Q07 x 2Q06
--------------   -----------------------------------------------------------
Sao Paulo          295,559     269,476   304,959       10%           -3%
Rio de Janeiro     267,581     248,971   235,464        7%           14%
New Markets        565,001     495,794   147,508       14%          283%
                 -----------------------------------------------------------
TOTAL            1,128,140   1,014,242   687,930       11%           64%
                 ===========================================================

                                    [GRAPHIC]

Launching year           3Q07       2Q07      3Q06   2Q07 x 1Q07  2Q07 x 2Q06
-----------------------------------------------------------------------------
Launches from 2007      642,934    487,986       NA       32%         NA
Launches from 2006      221,270    263,959  294,546      -16%        -25%
Launches from 2005      151,316    161,553  189,510       -6%        -20%
Prior to 2004           112,621    100,744  203,874       12%        -45%
-----------------------------------------------------------------------------
TOTAL                 1,128,140  1,014,242  687,930       11%         64%
-----------------------------------------------------------------------------

Liquidity

The following table sets forth information on our indebtedness as of September 30, 2007:

Table 24 - Debt breakdown

Type of transaction                  Rates          3Q07     2Q07    3Q07 x 2Q07
--------------------------------------------------------------------------------
Debentures                      1.3%p.a. + CDI    242,043   250,481       -3.4%
Construction Financing (SFH)   6.2-11%p.a. + TR    42,134    38,295       10.0%
Downstream Merger obligation   10-12%p.a. + TR     14,569    16,237      -10.3%
Funding for developments      1.3-3.2%p.a. + CDI       --    22,359     -100.0%
Working Capital               3.5-6.2%p.a. + CDI   77,801    41,387       88.0%
Others (Alphaville)             19.6-25.7%p.a          --     1,998     -100.0%
--------------------------------------------------------------------------------
Total                                             376,547   370,757        1.6%
================================================================================
Total Cash                                        372,092   496,016        -25%
================================================================================
Net Debt (Cash)                                     4,455  -125,259       -104%
================================================================================

Debt payment schedule as of September 30, 2007:

Table 25 - Debt Maturity
                                                                        2011 and
Type                           Total    2007    2008    2009     2010    later
--------------------------------------------------------------------------------
Debentures                    242,043   2,043      --  48,000   96,000   96,000
Construction Financing (SFH)   42,134  26,427   7,494   6,451    1,762       --
Downstream Merger obligation   14,569   3,226   3,865   5,257    2,221       --
Funding for developments           --      --      --      --       --       --
Working Capital                77,801   7,941   1,107   3,446   16,161   49,146
Others                             --      --      --      --       --       --
--------------------------------------------------------------------------------
Total                         376,547  39,637  12,466  63,154  116,144  145,146
================================================================================

As of September 30 2007, our net debt to equity ratio was 0.3% compared to negative 10% in 3Q06 and negative 9% in 2Q07.

Outlook

At the end of 3Q07, Gafisa reached 72% of the guidance provided for full year 2007 launches. Therefore, we are we are increasing 2007 full year launch guidance to R$1.9 billion (from R$1.65 billion) given our accelerated schedule for the fourth quarter. The Company now expects an increase of 90% in consolidated project launches over 2006. Approximately R$1.5 billion of the year's launches are expected to come from Gafisa's core business, R$200 million from Fit Residencial, R$200 million from AlphaVille.

For 2008, Gafisa expects to launch R$3 billion for the consolidated company.

The Company continues to expect a full year 2007 EBITDA margin of between 15% and 16%.

                                    [GRAPHIC]

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to "Backlog of results" divided "Backlog of Revenues" to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion ("PoC") method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales" under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) - segment with residential units sold at prices ranging from R$2,000 to 2,800 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices ranging from R$1,500 to 2,000 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$800 per square meter

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$4,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over 37 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations:

Bruno Teixeira
Phone: +55 11 3025-9297
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: joana.santos@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Appendix

The following table sets forth detailed information of projects launched in 2007 by quarter:

Appendix

                                                                                                                    Sales
                                                                                                                  Value at
                                                                                                                  Gafisa's   % Sold
                                  Month of                                   Usable Area   # of Units  Gafisa's     Stake     up to
Projects launched in 1Q07          Launch     Segment       Location        (s.q.m)(100%)    (100%)      Stake     (R$000)  09/30/07
------------------------------------------------------------------------------------------------------------------------------------
Fit Jacana                          March      AEL       Sao Paulo - SP          9,181          184      100%       16,974     84%
Isla                                March      Mid      Sao Caetano - SP        31,423          240      100%       75,683     70%
Grand Valley                        March      Mid     Rio de Janeiro - RJ      16,908          240      100%       44,014     54%
Acqua Residence (Fase 1)            March      Mid      Nova Iguacu - RJ        28,400          380      100%       71,701     44%
Celebrare                           March      Mid         Caxias - RJ          14,679          188      100%       35,189     78%
Reserva do Lago                     March      Mid        Goiania - GO          16,800           96       50%       24,567     58%
AlphaVille - Campo Grande           March      Lot      Campo Grande - MS      225,269          489       67%       35,018     48%
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                          342,660        1,817                303,147     60%
====================================================================================================================================

                                                                                                                    Sales
                                                                                                                  Value at
                                                                                                                  Gafisa's   % Sold
                                  Month of                                   Usable Area   # of Units  Gafisa's     Stake     up to
Projects launched in 2Q07          Launch     Segment       Location        (s.q.m)(100%)    (100%)      Stake     (R$000)  09/30/07
------------------------------------------------------------------------------------------------------------------------------------
CFS - Primula                        June      Mid       Sao Paulo - SP         13,897           96      100%       29,906     57%
CSF - Dalia                          June      Mid       Sao Paulo - SP          9,000           68      100%       18,430     61%
CSF - Acacia                                   Mid       Sao Paulo - SP         23,461          192      100%       47,784     74%
Jatiuca Trade Residence              June      Mid         Maceio - AL          32,651          500       50%       39,546     50%
Enseada das Orquideas                June    Mid-High      Santos - SP          52,589          475       80%      125,721     32%
London Green                         June    Mid-High  Rio de Janeiro - RJ      28,998          300       50%       51,069     37%
Horizonte                             May      Mid          Belem -PA            7,505           29       60%       12,704     98%
Secret Garden                         May      Mid     Rio de Janeiro - RJ      15,344          252      100%       38,699     54%
Evidence                             April     Mid       Sao Paulo - SP         23,487          144       50%       32,425     32%
Fit Maceio                           April     AEL         Maceio - AL           4,207           54       50%        3,087     37%
Acquarelle                           April     Mid         Manaus - AM          17,742          259       85%       35,420     38%
Palm Ville                           April     Mid        Salvador - BA         13,582          112       50%       15,106     90%
Art Ville                            April     Mid        Salvador - BA         16,157          263       50%       20,777     92%
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                          258,621        2,744                470,673     50%
====================================================================================================================================

                                                                                                                    Sales
                                                                                                                  Value at
                                                                                                                  Gafisa's   % Sold
                                  Month of                                   Usable Area   # of Units  Gafisa's     Stake     up to
Projects launched in 3Q07          Launch     Segment       Location        (s.q.m)(100%)    (100%)      Stake     (R$000)  09/30/07
------------------------------------------------------------------------------------------------------------------------------------
Privilege                         September  Mid-High  Rio de Janeiro - RJ       16,173         194       80%       35,576       8%
Jatiuca Trade Residence (Fase 2)  September     Mid        Maceio - AL            8,520         140       50%       11,911       3%
Parc Paradiso (Fase 2)            September  Mid-High       Belem -PA            10,427         108       60%       17,147      12%
AlphaVille - Rio Costa do Sol     September     Lot    Rio das Ostras - RJ      313,400         616       58%       51,737      47%
AlphaVille - Cajamar              September     Lot       Cajamar - SP          674,997           2       55%        7,312     100%
Fit Citta                         September     AEL       Salvador - BA          26,779         204       50%       14,889       0%
Fit Coqueiro                      September     AEL         Belem -PA            50,040         621       60%       30,098       0%
Supremo                             August     High      Sao Paulo - SP          34,864         192      100%      143,634      30%
Orbit                               August      Mid       Curitiba - PR          11,332         185      100%       31,532      10%
Parc Paradiso                       August   Mid-High       Belem -PA            35,987         324       60%       58,754      73%
AlphaVille - Aracagy                August      Lot       Sao Luis - MA         181,933         332       38%       23,136      72%
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                         1,364,452       2,918                425,727      34%
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
Total YTD 2007                                                                1,965,732       7,479              1,199,546      46%
====================================================================================================================================

Fit Residencial recognizes sales only after the client has received the final approval by Caixa Economica Federal.

                                    [GRAPHIC]

The following table sets forth the financial completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those years:


                                                                     Final     Percentage       Revenue
                                          Month/Year  Total area  Completion     sold-        Recognized       Gafisa
                                           launched     (m(2))        (%)     accumulated      (BRL000)       Stake (%)
                                          ----------  ----------  ----------  -----------   --------------  -------------
Development                                                                   3Q07   3Q06   3Q07     3Q06     3Q07   3Q06
-----------------------------------------------------------------------------------------   --------------  -------------
Arena                                       dez-05        29,256      76%       25%   100%    99%   11,287    6,230   100%
Villagio Panamby- Mirabilis                 mar-06        23,355      59%        9%    88%    69%   10,594    4,884   100%
Enseada das Orquideas                       jun-07        52,589      20%        0%    32%     0%    9,324       --    80%
Olimpic Resort                              out-05        21,851      81%       25%   100%    99%    8,886    6,695   100%
Del Lago                                    mai-05        62,022      60%       28%    96%    67%    7,848    4,803    80%
Villagio Panamby - Jazz Duet                set-05        13,400      87%       28%    88%    38%    7,635    1,153   100%
Peninsula Fit                               mar-06        24,080      48%        3%    57%    52%    7,132      420   100%
Beach Park Acqua                            nov-05        9,770       67%       12%    89%    83%    7,044      301    90%
Olimpic - Chacara Sto Antonio               ago-06        24,988      37%       19%    95%    59%    6,928    6,641   100%
Villagio Panamby - Agrias                   nov-06        21,390      39%        0%    72%     0%    6,663       --   100%
Espaco Jardins                              mai-06        28,926      32%       12%    99%    65%    6,479    5,117   100%
Isla                                        mar-07        31,423      16%        0%    70%     0%    6,449       --   100%
The Gold                                    dez-05        10,465      81%       41%    79%    46%    6,174    6,393   100%
Sunspecial Resid. Service                   mar-05        21,189      87%       29%    83%    82%    6,130    5,260   100%
Sunplaza Personal Office                    mar-06        6,328       76%       11%    94%    69%    6,098      489   100%
Bem Querer                                  nov-05        11,136      94%       11%   100%    98%    5,683    2,001   100%
Blue Land                                   ago-03        18,252      71%       36%    66%    36%    5,557    3,542   100%
Villagio Panamby - Domaine Du Soleil        set-05        8,225       90%       34%    92%    57%    5,493    2,205   100%
Espacio Laguna                              ago-06        16,364      38%        0%    32%     3%    5,076       --    80%
Alphaville Salvador II                      fev-06       853,344      46%       NA     88%    NA     5,022      NA     55%
Alphaville Eusebio                          set-05       534,314      74%       NA     60%    NA     4,992      NA     65%
Alphaville D. Pedro                         ago-04       616,224      94%       NA    100%    NA     4,940      NA     58%
Alphaville Aracagy                          ago-07       195,829      25%       NA     85%    NA     4,922      NA     50%
Alphaville Manaus                           ago-05       464,688      69%       NA    100%    NA     4,918      NA     63%
Villagio Panamby - Parides                  nov-06        13,093      58%        0%   100%     0%    4,557       --   100%
Vistta Ibirapuera                           mai-06        9,963       59%       34%   100%   100%    4,287      765   100%
CSF - Saint Etienne                         mai-05        11,261      79%       22%    96%    93%    4,058    2,348   100%
Palm D'Or                                   set-05        8,493       75%       31%   100%    53%    4,055    1,976   100%
Paco das Aguas                              mai-06        24,080      53%       36%    75%    57%    4,043    6,586    45%
Blue Vision - Sky e Infinity                jun-06        18,514      74%       37%    84%    74%    3,992    2,444    50%
Parc Paradiso                               ago-07        35,987       8%        0%    73%     0%    3,955       -     60%
Town Home                                   nov-05        8,319       60%       16%    60%    35%    3,904      799   100%
Sundeck                                     nov-03        13,043     100%       80%    95%    75%    3,579    5,307   100%
Blue II e Concept                           dez-05        28,296      89%       51%    60%    55%    3,515    3,315    50%
Beach Park - Living                         jun-06        14,913      23%        0%    69%    49%    3,358       --    80%
Secret Garden                               mai-07        15,344      15%        0%    54%     0%    3,200       --   100%
Alphaville Burle Max                        abr-05     1,305,022      69%       NA     21%    NA     2,601      NA     50%
Weber Art                                   jun-05         5,812      82%       22%    96%    86%    2,581    1,688   100%
Alphaville Campo Grande                     mar-07       517,869      39%       NA     48%    NA     2,382      NA     67%
CSF - Santtorino                            ago-06        14,979      19%        7%   100%    80%    2,249    1,791   100%
Mirante do Rio                              out-06         8,125      21%        0%   100%     0%    2,210       --    60%
La Place                                    mai-04         8,416     100%       83%   100%    79%    2,143    4,647   100%
Ville Du Soleil                             out-06         8,920      46%        0%    29%     0%    2,134       --   100%
Alphaville Gravatai                         jun-06     1,309,397      41%       NA     40%    NA     2,100      NA     64%
Collori                                     nov-06        39,462      42%        0%    48%     0%    2,098       --    50%
Evidence                                    abr-07        23,487      19%        0%    32%     0%    2,041       --    50%
Felicita - Evangelina 2                     dez-06        11,323      20%        0%    74%     0%    1,972       --   100%
FIT Jacana                                  mar-07         9,181      18%       NA     84%    NA     1,863      NA    100%
Terras de Sao Francisco                     jul-04       114,160     100%       98%    97%    88%    1,656    1,481    50%
The House                                   out-05         5,313      38%       25%    96%    89%    1,507    1,152   100%
Lumiar                                      fev-05         7,193      94%       35%   100%    52%    1,489    1,296   100%
Icarai Corporate                            dez-06         5,683      33%        0%    85%     0%    1,486       --   100%
CSF - Paradiso                              nov-06        16,286      12%        0%    75%     0%    1,356       --   100%
Alphaville Recife                           ago-06       704,051      38%       NA     94%    NA     1,354      NA     65%
Quinta Imperial                             jul-06         8,422      21%        2%    77%    66%    1,297      266   100%
Alphaville Rio Costa do Sol                 set-07     1,521,753       4%        NA    53%    NA     1,288      NA     58%
CSF - Acacia                                jun-07        23,461       3%        0%    74%     0%    1,160       --   100%
Campo D'Ourique                             dez-05        11,775      65%       11%    32%     9%    1,116      127    50%
Fit Niteroi                                 ago-06         8,523      34%        0%    84%    34%    1,054       --   100%
Montenegro Boulevard                        jun-05       174,862      95%       67%   100%   100%    1,046      875   100%
Alphaville Gramado                          jun-04       431,663      98%       NA     43%    NA       984       NA    67%
Side Park - Ed. Style                       jul-04        10,911      95%       54%   100%    96%      859    4,770   100%
Celebrare                                   mar-07        14,679      16%        0%    78%     0%      821       --   100%
Alphaville Cuiaba                           nov-03       545,631     100%       NA     94%    NA       793       NA    55%
Riviera Ponta Negra - Cannes e Marseille    jan-04        22,332     100%       88%    73%    68%      763    5,120    50%
Reserva do Lago                             jun-06        16,800       8%        0%    74%     0%      707       --    50%
CSF - Benne Sonanz                          set-03         9,437     100%      100%    93%    80%      603      406    50%
Others                                                                                              53,882   60,007
                                                                                                   309,373  163,304

                                    [GRAPHIC]

Consolidated Statements of Income

R$ 000                                                 3Q07       3Q06       2Q07     3Q07 x 3Q06   3Q07 x 2Q07
---------------------------------------------------------------------------------------------------------------
Gross Operating Revenue                               320,787    168,690    280,121       90.2%        14.5%
Real State development and sales                      309,373    163,304    264,319       89.4%        17.0%
Construction and services rendered                     11,414      5,386     15,802      111.9%       -27.8%
Deductions                                            (12,232)    (7,148)   (13,573)      71.1%       -9.9%
                                                     ----------------------------------------------------------
Net Operating Revenue                                 308,555    161,542    266,548       91.0%        15.8%
                                                     ----------------------------------------------------------
Operating Costs                                      (215,822)  (104,896)  (186,467)     105.7%        15.7%
                                                     ----------------------------------------------------------
Gross profit                                           92,733     56,646     80,081       63.7%        15.8%
                                                     ----------------------------------------------------------
Operating Expenses                                    (44,884)   (26,839)   (41,665)      67.2%         7.7%
Selling expenses                                      (18,941)   (15,874)   (17,330)      19.3%         9.3%
General and administrative expenses                   (28,173)   (11,900)   (22,207)     136.7%        26.9%
Equity Income                                              33        962        (37)     -96.6%      -189.2%
Other Operating Revenues                                2,197        (27)    (2,091)       na        -205.1%
                                                     ----------------------------------------------------------
EBITDA                                                 47,849     29,807     38,416       60.5%        24.6%
                                                     ----------------------------------------------------------
Depreciation and Amortization                          (1,986)      (918)    (5,517)     116.3%       -64.0%
Extraordinary expenses                                     --         --          0        na          na
                                                     ----------------------------------------------------------
EBIT                                                   45,863     28,889     32,899       58.8%        39.4%
                                                     ----------------------------------------------------------
Financial Income                                       11,543     13,399     15,395      -13.9%       -25.0%
Financial Expenses                                    (14,959)   (13,909)   (18,340)       7.5%       -18.4%
                                                     ----------------------------------------------------------
Income before taxes on income                          42,447     28,379     29,954       49.6%        41.7%
                                                     ----------------------------------------------------------
Deffered Taxes                                         (1,987)    (1,061)     5,703       87.3%      -134.8%
Income tax and social contribution                     (6,744)       349     (1,774)   -2032.4%       280.2%
                                                     ----------------------------------------------------------
Income after taxes on income                           33,716     27,667     33,883       21.9%        -0.5%
                                                     ----------------------------------------------------------
Minority Shareholders                                  (2,777)        --     (1,743)       na          59.3%
                                                     ----------------------------------------------------------
Net income                                             30,939     27,667     32,140       11.8%        -3.7%
                                                     ==========================================================
Adjusted net income per thousand shares outstanding      0.24       0.27       0.25        na           na

                                    [GRAPHIC]

Consolidated Statements of Income

R$ 000                                                 9M07       9M06     9M07 x 9M06
--------------------------------------------------------------------------------------
Gross Operating Revenue                               836,248    444,923       88.0%
Real State development and sales                      815,893    425,887       91.6%
Construction and services rendered                     20,355     19,036        6.9%
Deductions                                            (36,829)   (19,363)      90.2%
                                                     ---------------------------------
Net Operating Revenue                                 799,419    425,560       87.9%
                                                     ---------------------------------
Operating Costs                                      (558,645)  (294,865)      89.5%
                                                     ---------------------------------
Gross profit                                          240,774    130,695       84.2%
                                                     ---------------------------------
Operating Expenses                                   (118,301)   (61,454)      92.5%
Selling expenses                                      (48,277)   (35,586)      35.7%
General and administrative expenses                   (74,453)   (28,522)     159.7%
Equity Income                                            (263)     3,315     -107.9%
Other Operating Revenues                                4,692       (661)       na
                                                     ---------------------------------
EBITDA                                                122,473     69,241       76.9%
                                                     ---------------------------------
Depreciation and Amortization                         (12,564)    (2,651)     373.9%
Extraordinary expenses                                (30,174)   (29,176)       na
                                                     ---------------------------------
EBIT                                                   79,735     37,414      113.1%
                                                     ---------------------------------
Financial Income                                       35,260     40,722      -13.4%
Financial Expenses                                    (50,307)   (44,154)      13.9%
                                                     ---------------------------------
Income before taxes on income                          64,688     33,982       90.4%
                                                     ---------------------------------
Deffered Taxes                                         (5,352)    (3,031)      76.6%
Income tax and social contribution                     (2,592)       309     -938.8%
                                                     ---------------------------------
Income after taxes on income                           56,744     31,260       81.5%
                                                     ---------------------------------
Minority Shareholders                                  (6,221)        --        na
                                                     ---------------------------------
Net income                                             50,523     31,260       61.6%
                                                     =================================
Adjusted net income per thousand shares outstanding      0.65       0.61        na

                                    [GRAPHIC]

Consolidated Balance Sheet

R$ 000                                               3Q07        3Q06        2Q07     3Q07 x 3Q06   3Q07 x 2Q07
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash and banks                                       30,454      11,766      21,328       158.8%        42.8%
Financial investments                               341,638     318,440     474,688         7.3%       -28.0%
Receivables from clients                            485,989     356,370     435,887        36.4%        11.5%
Properties for sale                                 709,115     383,136     594,013        85.1%        19.4%
Other accounts receivable                           119,062     103,560     119,417        15.0%       -0.3%
Deferred selling expenses                            29,136      15,505      25,259        87.9%        15.3%
Prepaid expenses                                      7,921       2,051      13,238       286.2%       -40.2%
                                                  -------------------------------------------------------------
                                                  1,723,315   1,190,828   1,683,830        44.7%         2.3%

Long-term assets
Receivables from clients                            384,934      72,852     316,057       428.4%        21.8%
Deferred taxes                                       77,316      30,614      73,913       152.6%         4.6%
Other                                                42,738      42,802      38,704        -0.1%        10.4%
                                                  -------------------------------------------------------------
                                                    504,988     146,268     428,674       245.2%        17.8%

Permanent assets
Investments                                         167,574       2,838     167,709      5804.7%        -0.1%
Properties and equipment                             21,396       8,177      15,169       161.6%        41.1%
                                                  -------------------------------------------------------------
                                                    188,970      11,015     182,878      1615.5%         3.3%
                                                  -------------------------------------------------------------
Total assets                                      2,417,273   1,348,111   2,295,382        79.3%         5.3%
                                                  =============================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Loans and financings                                 31,731      41,828      51,710       -24.1%       -38.6%
Debentures                                            2,043     183,126      10,481       -98.9%       -80.5%
Real estate development obligations                   4,168      14,529       5,710       -71.3%       -27.0%
Obligations for purchase of land                    166,286      69,407     108,913       139.6%        52.7%
Materials and service suppliers                      78,655      36,717      75,638       114.2%         4.0%
Taxes and contributions                              67,860      45,170      60,349        50.2%        12.4%
Taxes, payroll charges and profit sharing            29,929       7,944      21,141       276.8%        41.6%
Advances from clients - real state and services      29,504      34,980      50,181       -15.7%       -41.2%
Dividends                                                --          --       2,823          --       -100.0%
Other                                                17,036      16,203      15,359         5.1%        10.9%
                                                  -------------------------------------------------------------
                                                    427,212     449,904     402,305        -5.0%         6.2%

Long-term liabilities

Loans and financings                                102,773      26,527      68,566       287.4%        49.9%
Debentures                                          240,000          --     240,000          --          0.0%
Obligations for purchase of land                     28,600       8,373      13,501       241.6%       111.8%
Deferred taxes                                       62,407      20,979      52,260       197.5%        19.4%
Unearned income from property sales                     637       3,320       1,053       -80.8%       -39.5%
Other                                                48,129      29,206      51,365        64.8%        -6.3%
                                                  -------------------------------------------------------------
                                                    482,546      88,405     426,745       445.8%        13.1%

Deferred income

Deferred income on acquisition of subsidiary             --          --         345          --           --

Minority Shareholders                                14,154          --       3,616          --        291.4%

Shareholders' equity

Capital                                           1,220,542     591,315   1,220,490       106.4%         0.0%
Treasury shares                                     (18,050)    (47,026)    (18,050)      -61.6%         0.0%
Capital reserves                                    167,276     167,276     167,276         0.0%         0.0%
Revenue reserves                                    123,593      51,211      92,655       141.3%        33.4%
                                                  -------------------------------------------------------------
                                                  1,493,361     809,802   1,462,371        84.4%         2.1%
                                                  -------------------------------------------------------------
Total liabilities and shareholders' equity        2,417,273   1,348,111   2,295,382        79.3%         5.3%
                                                  =============================================================

                                   [GRAPHIC]

                       Gafisa Reports Strong Third Quarter

  -- 3Q07 Launches Increase 119% to R$426 million and Pre-sales Increase 56% to
                                R$367 million --
        -- Land Bank Grows 44% from Previous Quarter to R$8.9 billion --
 -- Company Updates 2007 Expectations for Launches and Provides 2008 Outlook --

Sao Paulo, November 7, 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil's leading diversified national homebuilders, today reported its financial results for the third quarter (3Q07) and nine months ended September 30, 2007
(9M07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance with Brazilian GAAP (BR
GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa's stake (or participation) in its developments. To view a more detailed review of third quarter results filed with the Brazilian Comissao de Valores Mobiliarios ("CVM"), please visit Gafisa's website www.gafisa.com.br/ir.

Net operating revenue for the third quarter, recognized by the Percentage of Completion ("PoC") method, increased 91% to R$309 million from R$162 million in the prior year period. Backlog of Results to be recognized under the PoC method at the end of the third quarter reached R$465 million (Backlog margin of 38.5%), an increase of 60% from the previous year's quarter.

Project launches during the quarter totaled R$426 million, an increase of 119% over the same period in 2006. Pre-sales reached R$366.9 million, an increase of 56% over the 3Q06 pre-sales of R$235.3 million.

The Company's land bank is currently R$8.9 billion of future sales, close to 3 times our 2008 potential launch value, and 44% higher than at the end of 2Q07. The increase is largely due to the addition of the Bairro Novo land bank of R$468 million and R$1.1 billion, corresponding to the 70% share of the land bank acquired through the Cipesa transaction. This acquisition gives Gafisa a strong foothold in the Northeast region of the country.

Selling, general and administrative (SG&A) expenses were R$47.1 million in 3Q07 versus R$27.8 million in the prior year. The increase in SG&A is primarily due to the Company's rapid expansion and management expenses associated with the new divisions targeting Brazil's lower income segments, Fit and Bairro Novo. Additionally, 3Q07 amounts include the consolidation of Alphaville and the implementation of quarterly accruals for bonuses during 2007.

EBITDA for the third quarter increased 61% to R$47.8 million from R$29.8 million in the prior year period. Net Income for the third quarter increased 12% to R$30.9 million, or R$0.24 per share from R$27.7 million in the third quarter of 2006. Net Income taxes for the quarter were R$8.7 million versus R$0.7 million in 3Q06. The lower tax figures in 2006 were mainly due to utilized tax credits.

Nine month EBITDA reached R$122 million (15.3% EBITDA margin) in 2007 versus R$69 million (16.3% EBITDA margin) in 2006 and adjusted net income was R$81 million (10.1% adjusted net margin) in 9M07 compared to R$60.4 million (14.2% adjusted net margin) in 9M06.

Commenting on results, Wilson Amaral, chief executive officer of Gafisa S.A. said, "We continue to see robust growth in the Brazilian housing industry and strong prospects for accelerated growth in the future driven by increased access to financing, especially in the lower income population segments. Through Fit Residencial and Bairro Novo, we are now creating the conditions to lead the housing industry in serving the lower income segments of the population which we believe will fuel long term growth in the industry. And, while implementing these programs, we have continued to drive profitable growth across the organization."

Amaral continued, "I am very pleased with our third quarter and year to date operating and financial results. We are on track to meet our profitability targets and expect to exceed our earlier outlook for launches by year end 2007. We also expect significant growth in launches during 2008. In fact, we now expect the first launch of a Bairro Novo development targeting the lower income segment with large scale housing developments, to take place by the end of 4Q07 rather than in the first half of 2008. Bairro Novo's high quality land bank with certain existing permits allowed us to accelerate the launch of this project.

                                    [GRAPHIC]

"Pre-sales, a strong indicator of Gafisa's ability to meet market demand, remain strong with year to date growth of 56%, reaching R$964 million, while EBITDA increased 77% during the same period. We have also continued to launch new projects in diverse geographies at an unprecedented rate. During the first nine months of the year Gafisa's new developments reached nearly R$1.2 billion."

Commenting on the Company's strategy, Amaral said, "To date, we have created the infrastructure and teams to serve all segments of the market. Our long-established products, complemented by the acquisition of Alphaville earlier in the year, solidify our leadership position in serving the high and mid-high end of the population with a differentiated product offering. Fit Residencial and Bairro Novo will serve the lower income markets with increased access to financing through programs established by the Caixa Economica Federal (CEF) and commercial banks. We have already launched 3 projects in diverse geographies under the Fit brand and are announcing today the expected launch of our first Bairro Novo project by the end of this year.

"Our strategy not only addresses segment diversification, but also geographic diversification. Gafisa's R$8.9 billion land bank is distributed over 118 separate land parcels, 61% of which is located outside of Sao Paulo and Rio. The Gafisa brand, reputation and diverse products have helped attract excellent partners that complement Gafisa with local market knowledge and access to high quality land. Our recent acquisition of Cipesa, a leader in the Northeastern state of Alagoas was the result of a successful partnership.

"Our investment in human capital will assure our on-going ability to aggressively execute and deliver the most appropriate products on the market. We have dedicated teams developing, executing and selling the products that serve unique market segments. And, through our trainee program, we are guaranteeing that we will have a steady flow of expertise into the future. Our trainee program is among the top three largest and most competitive across all industries in Brazil.

"Finally, the underlying macroeconomic conditions are very favorable and we expect conditions to continue to improve for long term housing expansion. Overall savings deposits, an important source of mortgage financing, increased 9.6% in the first nine months of 2007 as compared to the same period in 2006. This translated into an 81% increase in the amount of mortgages provided utilizing this source of funding over the same period. Commercial banks are offering longer repayment periods and lower interest rates. Additionally, we are working closely with banks to streamline access to financing for our clients and intend to continue to play an important role in this process", concluded Amaral.

Outlook

At the end of 3Q07, Gafisa reached 72% of the guidance provided for full year 2007 launches. Therefore, we are increasing 2007 full year launch guidance to R$1.9 billion (from R$1.65 billion) given our accelerated schedule for the fourth quarter. The Company now expects an increase of 90% in consolidated project launches over 2006. Approximately R$1.5 billion of the year's launches are expected to come from Gafisa's core business, R$200 million from Fit Residencial, R$200 million from AlphaVille.

For 2008, Gafisa expects to launch R$3 billion for the consolidated company.

The Company continues to expect a full year 2007 EBITDA margin of between 15% and 16%. Gafisa's core business continues to increase its EBITDA margin, but the consolidated figure will be impacted by the costs associated with ramping up Fit Residencial and Bairro Novo.

                                   [GRAPHIC]

Conference Call

The management of Gafisa will host a conference call in English on November 8, 2007, at 9:00 a.m. EST/12:00 p.m. SP. To access the call, dial +1 (480) 293-1744 and enter the code # 3797967. A replay of the conference call will be available until November 08, 2007. To access the replay, dial +1 (303) 590-3030 and enter the code # 3797967. A live webcast of the conference call will be available on the internet at www.gafisa.com.br/ir.

About Gafisa

We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over 37 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice

Investor Relations:
Bruno Teixeira
Phone: +55 11 3025-9297
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
Email: joana.santos@maquina.inf.br

                            --- Tables to follow ---

                                   [GRAPHIC]

Consolidated Statements of Income

R$ 000                                                  3Q07       3Q06       2Q07     3Q07 x 3Q06   3Q07 x 2Q07
---------------------------------------------------   ----------------------------------------------------------
Gross Operating Revenue                                320,787    168,690    280,121        90.2%        14.5%
Real State development and sales                       309,373    163,304    264,319        89.4%        17.0%
Construction and services rendered                      11,414      5,386     15,802       111.9%       -27.8%

Deductions                                             (12,232)    (7,148)   (13,573)       71.1%        -9.9%

                                                      --------   --------   --------     -------       ------
Net Operating Revenue                                  308,555    161,542    266,548        91.0%        15.8%
                                                      --------   --------   --------     -------       ------

Operating Costs                                       (215,822)  (104,896)  (186,467)      105.7%        15.7%

                                                      --------   --------   --------     -------       ------
Gross profit                                            92,733     56,646     80,081        63.7%        15.8%
                                                      --------   --------   --------     -------       ------

Operating Expenses                                     (44,884)   (26,839)   (41,665)       67.2%         7.7%
Selling expenses                                       (18,941)   (15,874)   (17,330)       19.3%         9.3%
General and administrative expenses                    (28,173)   (11,900)   (22,207)      136.7%        26.9%
Equity Income                                               33        962        (37)      -96.6%      -189.2%
Other Operating Revenues                                 2,197        (27)    (2,091)         na       -205.1%

                                                      --------   --------   --------     -------       ------
EBITDA                                                  47,849     29,807     38,416        60.5%        24.6%
                                                      --------   --------   --------     -------       ------

Depreciation and Amortization                           (1,986)      (918)    (5,517)      116.3%       -64.0%
Extraordinary expenses                                      --         --          0          na           na

                                                      --------   --------   --------     -------       ------
EBIT                                                    45,863     28,889     32,899        58.8%        39.4%
                                                      --------   --------   --------     -------       ------

Financial Income                                        11,543     13,399     15,395       -13.9%       -25.0%
Financial Expenses                                     (14,959)   (13,909)   (18,340)        7.5%       -18.4%

                                                      --------   --------   --------     -------       ------
Income before taxes on income                           42,447     28,379     29,954        49.6%        41.7%
                                                      --------   --------   --------     -------       ------

Deffered Taxes                                          (1,987)    (1,061)     5,703        87.3%      -134.8%
Income tax and social contribution                      (6,744)       349     (1,774)    -2032.4%       280.2%

                                                      --------   --------   --------     -------       ------
Income after taxes on income                            33,716     27,667     33,883        21.9%        -0.5%
                                                      --------   --------   --------     -------       ------

Minority Shareholders                                   (2,777)        --     (1,743)         na         59.3%

                                                      --------   --------   --------     -------       ------
Net income                                              30,939     27,667     32,140        11.8%        -3.7%
                                                      ========   ========   ========     =======       ======
Adjusted net income per thousand shares outstanding       0.24       0.27       0.25          na           na

                                    [GRAPHIC]

Consolidated Statements of Income

R$ 000                                                  9M07       9M06     9M07 x 9M06
---------------------------------------------------   ---------------------------------
Gross Operating Revenue                                836,248    444,923       88.0%
Real State development and sales                       815,893    425,887       91.6%
Construction and services rendered                      20,355     19,036        6.9%

Deductions                                             (36,829)   (19,363)      90.2%

                                                      --------   --------     ------
Net Operating Revenue                                  799,419    425,560       87.9%
                                                      --------   --------     ------

Operating Costs                                       (558,645)  (294,865)      89.5%

                                                      --------   --------     ------
Gross profit                                           240,774    130,695       84.2%
                                                      --------   --------     ------

Operating Expenses                                    (118,301)   (61,454)      92.5%
Selling expenses                                       (48,277)   (35,586)      35.7%
General and administrative expenses                    (74,453)   (28,522)     159.7%
Equity Income                                             (263)     3,315     -107.9%
Other Operating Revenues                                 4,692       (661)        na

                                                      --------   --------     ------
EBITDA                                                 122,473     69,241       76.9%
                                                      --------   --------     ------

Depreciation and Amortization                          (12,564)    (2,651)     373.9%
Extraordinary expenses                                 (30,174)   (29,176)        na

                                                      --------   --------     ------
EBIT                                                    79,734     37,414      113.1%
                                                      --------   --------     ------

Financial Income                                        35,260     40,722      -13.4%
Financial Expenses                                     (50,307)   (44,154)      13.9%

                                                      --------   --------     ------
Income before taxes on income                           64,688     33,982       90.4%
                                                      --------   --------     ------

Deffered Taxes                                          (5,352)    (3,031)      76.6%
Income tax and social contribution                      (2,592)       309     -938.8%

                                                      --------   --------     ------
Income after taxes on income                            56,744     31,260       81.5%
                                                      --------   --------     ------

Minority Shareholders                                   (6,221)        --         na

                                                      --------   --------     ------
Net income                                              50,523     31,260       61.6%
                                                      ========   ========     ======
Adjusted net income per thousand shares outstanding       0.65       0.61         na

                                   [GRAPHIC]

Consolidated Balance Sheet

R$ 000                                               3Q07        3Q06        2Q07     3Q07 x 3Q06   3Q07 x 2Q07
-----------------------------------------------   -------------------------------------------------------------
ASSETS

Current assets

Cash and banks                                       30,454      11,766      21,328      158.8%         42.8%
Financial investments                               341,638     318,440     474,688        7.3%        -28.0%
Receivables from clients                            485,989     356,370     435,887       36.4%         11.5%
Properties for sale                                 709,115     383,136     594,013       85.1%         19.4%
Other accounts receivable                           119,062     103,560     119,417       15.0%         -0.3%
Deferred selling expenses                            29,136      15,505      25,259       87.9%         15.3%
Prepaid expenses                                      7,921       2,051      13,238      286.2%        -40.2%
                                                  ---------   ---------   ---------     ------        ------
                                                  1,723,315   1,190,828   1,683,830       44.7%          2.3%
Long-term assets

Receivables from clients                            384,934      72,852     316,057      428.4%         21.8%
Deferred taxes                                       77,316      30,614      73,913      152.6%          4.6%
Other                                                42,738      42,802      38,704       -0.1%         10.4%
                                                  ---------   ---------   ---------     ------        ------
                                                    504,988     146,268     428,674      245.2%         17.8%
Permanent assets

Investments                                         167,574       2,838     167,709     5804.7%         -0.1%
Properties and equipment                             21,396       8,177      15,169      161.6%         41.1%
                                                  ---------   ---------   ---------     ------        ------
                                                    188,970      11,015     182,878     1615.5%          3.3%

                                                  ---------   ---------   ---------     ------        ------
Total assets                                      2,417,273   1,348,111   2,295,382       79.3%          5.3%
                                                  =========   =========   =========     ------        ------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Loans and financings                                 31,731      41,828      51,710      -24.1%        -38.6%
Debentures                                            2,043     183,126      10,481      -98.9%        -80.5%
Real estate development obligations                   4,168      14,529       5,710      -71.3%        -27.0%
Obligations for purchase of land                    166,286      69,407     108,913      139.6%         52.7%
Materials and service suppliers                      78,655      36,717      75,638      114.2%          4.0%
Taxes and contributions                              67,860      45,170      60,349       50.2%         12.4%
Taxes, payroll charges and profit sharing            29,929       7,944      21,141      276.8%         41.6%
Advances from clients - real state and services      29,504      34,980      50,181      -15.7%        -41.2%
Dividends                                                --          --       2,823         --        -100.0%
Other                                                17,036      16,203      15,359        5.1%         10.9%
                                                  ---------   ---------   ---------     ------        ------
                                                    427,212     449,904     402,305       -5.0%          6.2%
Long-term liabilities

Loans and financings                                102,773      26,527      68,566      287.4%         49.9%
Debentures                                          240,000          --     240,000         --           0.0%
Obligations for purchase of land                     28,600       8,373      13,501      241.6%        111.8%
Deferred taxes                                       62,407      20,979      52,260      197.5%         19.4%
Unearned income from property sales                     637       3,320       1,053      -80.8%        -39.5%
Other                                                48,129      29,206      51,365       64.8%         -6.3%
                                                  ---------   ---------   ---------     ------        ------
                                                    482,546      88,405     426,745      445.8%         13.1%
Deferred income

Deferred income on acquisition of subsidiary             --          --         345         --            --

Minority Shareholders                                14,154          --       3,616         --         291.4%

Shareholders' equity

Capital                                           1,220,542     591,315   1,220,490      106.4%          0.0%
Treasury shares                                     (18,050)    (47,026)    (18,050)     -61.6%          0.0%
Capital reserves                                    167,276     167,276     167,276        0.0%          0.0%
Revenue reserves                                    123,593      51,211      92,655      141.3%         33.4%
                                                  ---------   ---------   ---------     ------        ------
                                                  1,493,361     809,802   1,462,371       84.4%          2.1%
                                                  ---------   ---------   ---------     ------        ------
Total liabilities and shareholders' equity        2,417,273   1,348,111   2,295,382       79.3%          5.3%
                                                  =========   =========   =========     ======        ======